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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

08032155

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 017243

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2007 (MM/DD/YY) AND ENDING March 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vipo Securities

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 West Broadway, Suite 310
(No. and Street)

PROCESSED
JUL 03 2008
THOMSON REUTERS

Long Beach (City) California (State) 90802 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Cratty (562) 624-0808
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) Cali (State) 91324 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 30 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

PROCESSED
JUL 03 2008
THOMSON REUTERS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Cratty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vipo Securities, Inc. and Subsidiary, as of March 31, 2008 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

State of ________________
County of ________________
Subscribed and sworn to (or affirmed) before me this ____ day of _____, 20__ by satisfactory evidence to be the person(s) who appeared by me.

____
Notary Public

Michael B. Cratty
Signature

President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 28 (Date) day of April (Month), 2008 (Year), by

(1) Michael Cratty (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

~~(and~~

(2) ______________________________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

GLORIA JARAMILLO
Commission # 1752385
Notary Public - California
Los Angeles County
My Comm. Expires Jun 21, 2011

Place Notary Seal Above

Signature ______________________________
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______________________________

Document Date: ______________________________ Number of Pages: ________

Signer(s) Other Than Named Above: ______________________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Vipo Securities:

We have audited the accompanying statement of financial condition of Vipo Securities ("the Company") as of March 31, 2008, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vipo Securities as of March 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
May 23, 2008

We Focus & Care[SM]

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Vipo Securities
Statement of Financial Condition
March 31, 2008

Assets

Cash	$	13,658
Accounts receivable		5,852
Securities, not readily marketable		120,896
Furniture & fixtures, net		1,187
Prepaid expenses		4,765
Total assets	$	146,358

Liabilities and Stockholders' Equity

Liabilities

Income tax payable	$	800
Accounts payable		3,426
Total liabilities		4,226

Stockholders' equity

Common stock, no par value; 50,000,000 shares authorized 24,724,330 shares issued and outstanding		670,500
Additional paid-in capital		522,852
Accumulated deficit		(1,051,220)
Total stockholders' equity		142,132
Total liabilities and stockholders' equity	$	146,358

The accompanying notes are an integral part of these financial statements.

Vipo Securities
Statement of Operations
For the Year Ended March 31, 2008

Revenues	
Fees	$ 50,371
Gain (loss) on disposition of assets	(20)
Other income	98,783
Total revenues	149,134
Expenses	
Employee compensation & benefits	84,102
Communications	4,116
Occupancy	38,639
Taxes, other than income taxes	5,801
Other operating expenses	52,978
Less reimbursed expenses	(20,742)
Total expenses	164,894
Net income (loss) before income tax provision	(15,760)
Income tax provision	800
Net income (loss)	$ (16,560)

The accompanying notes are an integral part of these financial statements.

Vipo Securities
Statement of Changes in Stockholders' Equity
For the Year Ended March 31, 2008

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at March 31, 2007	$ 665,500	$ 522,852	$(1,034,660)	$ 153,692
Issuance of common stock	5,000	–	–	5,000
Net income (loss)	–	–	(16,560)	(16,560)
Balance at March 31, 2008	$ 670,500	$ 522,852	$(1,051,220)	$ 142,132

The accompanying notes are an integral part of these financial statements.

Vipo Securities
Statement of Cash Flows
For the Year Ended March 31, 2008

Cash flows from operating activities:		
Net income (loss)		$ (16,560)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	$ 1,378	
(Gain) loss on disposition of assets	20	
(Increase) decrease in:		
Accounts receivable	4,148	
Loan receivable from officer	12,100	
(Decrease) increase in:		
Accounts payable	1,665	
Payroll payable	(3,159)	
Total adjustments		16,152
Net cash provided by (used in) operating activities		(408)
Cash flows from investing activities:		–
Cash flows from financing activities:		
Issuance of common stock	5,000	
Net cash provided by (used in) financing activities		5,000
Net increase (decrease) in cash		4,592
Cash at beginning of year		9,066
Cash at end of year		$ 13,658
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ –	
Income taxes	$ 1,800	

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Vipo Securities (the "Company") was a Texas corporation, previously a wholly-owned subsidiary of SmithCo Partners, Inc., a California corporation ("SmithCo"). In August of 1999, Virtual IPO, Inc., purchased SmithCo, and in May of 2000, SmithCo was merged into Virtual IPO, Inc., which became the 100% owner of the Company. On December 19, 2001, the Company created New S & S Securities, Inc., a California corporation, which subsequently performed a reverse merger with the Company dissolving the Texas corporation. In April 2003, the Company changed its name to Vipo Securities and Subsidiary. In 2007, the Company changed its name to Vipo Securities, after the termination of its subsidiary on December 26, 2006.

In 2003, Virtual IPO merged with its parent company, Virtual Wall Street, Inc., and the Company became a wholly owned subsidiary of Virtual Wall Street, Inc. Also, in 2003, Virtual Wall Street, Inc. distributed all the common stock of the Company to Virtual Wall Street, Inc.'s own shareholders. This resulted in the Virtual Wall Street, Inc. shareholders having the same ownership in the Company as their ownership in Virtual Wall Street, Inc.

The Company is a registered Broker/Dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company conducts business in private placements and as a selling group participant in securities, both on a best efforts basis only. The Company also sells oil and gas interests and mutual funds on an application basis only. One (1) client represents 59% of the Company's revenue.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable are stated at face value with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Furniture and fixtures are stated at cost, less accumulated depreciation. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture and fixtures are depreciated over their estimated useful lives ranging from three (3) to five (5) years by the straight-line method.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising and promotion costs are expensed as incurred. For the year ended March 31, 2008, the Company charged $1,625 to other operating expenses for advertising costs.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Note 2: SECURITIES, NOT READILY MARKETABLE

The securities, not readily marketable, valued at cost, consist of:

Restricted stock	$ 120,896

The restricted stocks were acquired directly from the issuing companies for services provided to those companies by the Company. The cost value includes a substantial discount from the stocks par value, considering minority status and the securities are not readily marketable.

For net capital purposes, these securities are classified as non-allowable assets.

Note 3: FURNITURE & FIXTURES, NET

Furniture & fixtures are recorded at cost.

			Depreciable Life Years
Furniture & fixtures	$	5,515	3/5
Less accumulated depreciation		(4,328)	
Furniture & fixtures, net	$	1,187	

Depreciation expense for the year ended March 31, 2008, was $1,378.

Note 4: RENT EXPENSE

Current year rent expense consists of the following:

Office rent	$ 38,639

Note 5: INCOME TAXES

For the year ended March 31, 2008, the Company recorded the minimum California Franchise Tax of $800.

The Company has available at March 31, 2008, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $133,442, that expires as follows:

Amount of unused operating loss carry-forwards	Expiration during year ended March 31,
$ 271,713	2022
224,474	2023
196,475	2024
180,391	2025
16,560	2028
$ 889,613	

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 6: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 ("SFAS 155"), "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140." The statement allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) as long as the entire instrument is valued on a fair value basis. SFAS 155 also resolves and clarifies other specific issues contained in SFAS 133 and 140. The statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after December 15, 2006. The adoption of SFAS 155 has not had a material impact upon the Company's financial statements.

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued Financial Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if it is more likely than not that such position will be sustained on audit based on its technical merits. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The effective date of the provisions of FIN 48 for all nonpublic companies has been postponed to fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements". The statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those pronouncements that fair value is a relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect the pronouncement will have a material impact upon the Company's financial statements.

Note 7: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u> (Continued)

Retirement Plans

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. Adoption of the new standard has not had a material effect on the Company's financial statements.

Fair Value Option

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), "Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115". SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of this pronouncement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Note 8: <u>NET CAPITAL REQUIREMENTS</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on March 31, 2008, the Company's net capital of $9,460 which was $4,460 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($4,226) to net capital was 0.45:1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 9: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $2,375 difference between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited Focus part IIA.

Net capital per unaudited schedule		$ 7,085
Adjustments:		
Accumulated deficit	$ 2,375	
Total adjustments		2,375
Net capital per audited statements		$ 9,460

Vipo Securities
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of March 31, 2008

Computation of net capital

Stockholders' equity		
Common stock	$ 670,500	
Additional paid-in capital	522,852	
Accumulated deficit	(1,051,220)	
Total stockholders' equity		$ 142,132
Less: Non-allowable assets		
Accounts receivable, non-allowable portion	(5,824)	
Securities, not readily marketable	(120,896)	
Furniture & fixtures, net	(1,187)	
Prepaid expenses	(4,765)	
Total adjustments		(132,672)
Net capital		9,460
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 282	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 4,460
Percentage of aggregate indebtedness to net capital	0.45:1	

There was a $2,375 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated March 31, 2008. See Note 9.

See independent auditor's report.

Vipo Securities
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of March 31, 2008

A computation of reserve requirements is not applicable to Vipo Securities as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

Vipo Securities
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of March 31, 2008

Information relating to possession or control requirements is not applicable to Vipo Securities as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

Vipo Securities

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended March 31, 2008

Board of Directors
Vipo Securities:

In planning and performing our audit of the financial statements of Vipo Securities (the Company), as of and for the year ended March 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
May 23, 2008

END